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FORM 5
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

[ ] Check box if no               U.S. SECURITIES AND EXCHANGE COMMISSION                           ------------------------------
    longer subject to                       WASHINGTON, DC 20549                                             OMB APPROVAL
    Section 16. Form                                                                                ------------------------------
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                     OMB Number:          3235-0362
    obligations may                                                                                 Expires:    September 30, 1998
    continue. See            Filed pursuant to Section 16(a) of the Securities                      Estimated average burden
    Instruction 1(b)                         Exchange Act of 1934,                                  hours per response.........1.0
[X] Form 3 Holdings                  Section 17(a) of the Public Utility                            ------------------------------
    Reported                 Holding Company Act of 1935 or Section 30(f) of
[X] Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Cornwell       Jerry                          Pan International Gaming, Inc.               Issuer (Check all applicable)
-------------------------------------------      (Formerly Pan Environmental Corporation)        X   Director      X  10% Owner
  (Last)          (First)          (Middle)                    "PANE"                           ----              ---
             2707 Dabob Road                                                                     X  Officer (give    Other (specify
-------------------------------------------    ----------------------------------------------   ----        title ---       below)
                 (Street)                      3. IRS or Social Security  4. Statement for                  below)
   Quilcene,         WA              98376        Number of Reporting        Month/Year               President & Chief Executive
-------------------------------------------       Person (Voluntary)          1999                              Officer
  (City)           (State)           (Zip)             N/A               -------------------       -------------------------------
                                               -------------------------- 5. If Amendment,   7. Individual or Joint/Group Filing
                                                                             Date of Original   (Check applicable line)
                                                                             (Month/Year)        X    Form Filed by one
                                                                                  N/A           ----  Reporting Person
                                                                          ------------------          Form Filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                    1/20/98          --------  No Activity ---------            39,334               D
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Common Stock                    1/02/96          --------  No Activity ---------           168,436               D
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Common Stock                    1/02/96          --------  No Activity ---------            64,179               I           (1)
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Common Stock                    1/02/96          --------  No Activity ---------           103,401               I           (1)
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Common Stock                    1/02/96          --------  No Activity ---------           110,013               I           (1)
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Common Stock                    1/02/96          --------  No Activity ---------            17,503               I           (1)
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Common Stock                    1/02/96          --------  No Activity ---------           155,600               I           (2)
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Common Stock                    1/02/96          --------  No Activity ---------            61,000               I           (2)
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Common Stock                   10/01/98          --------  No Activity ---------          *120,000               D
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                               Various
Common Stock                     1998            --------  No Activity ---------            21.000               D
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                                 Sept     **
Common Stock                     1999      J             10.00    D             0           21.653               I           (2)
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                               Various
Common Stock                     1998            --------  No Activity ---------            57,200               I           (2)
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Common Stock                   05/22/98          --------  No Activity ---------           545,000               I           (2)
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                               Various
Common Stock                    1999       S             79,694   D     $38,875.00        *66,306               I           (2)
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                               Various
Common Stock                    1999       P             61.450   A     $68,392.62         61,450               D           (2)
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                               Various
Common Stock                    1999       P             10.500   A      $6,015.00         10.500               I
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 *S-8 Registered Offering in Lieu of Wages
**Partnership distribution to Ex-Partner Jerry M. Durkis and Valhalla Marketing LLC
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*If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Responses)                      (8/96)
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FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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#1   Mr. Cornwell is President, CEO and 100% Owner of xxx Enterprises Corp. which holds shares in trust for certain participants
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     for whom shares were issued Pursuant to the Dec. 7, 1995 settlement agreement in lieu of stock options granted and cancelled
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     under the Company's 1994 Stock Option Plan.
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#2   Mr. Cornwell is a Managing Member and 50% Owner of TCKTS, LLC DBA Bristol Media LTD and Yalhalla Financial Group, LLC and
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     President, CEO and 100% Owner of XXX Enterprises Corp.
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
9. Number of           10. Ownership               11. Nature of
   Derivative              of Derivative               Indirect
   Securities              Security:                   Beneficial
   Beneficially            Direct (D)                  Ownership
   Owned at End            or Indirect (I)             (Instr. 4)
   of Year                 (Instr. 4)
   (Instr. 4)

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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ Jerry Cornwell              3/15/00
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                                  (8/96)

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